Computershare
1500 Robert-Bourassa Blvd., 7th Floor
Montreal QC, H3A 3S8
www.computershare.com

June 3, 2024

To: All Canadian Securities Regulatory Authorities

Subject: Aeterna Zentaris Inc. **Amended**

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	June 14, 2024
Record Date for Voting (if applicable) :	June 14, 2024
Beneficial Ownership Determination Date :	June 14, 2024
Meeting Date :	**July 16, 2024**
Meeting Location (if available) :	**Virtual Meeting**
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	007975600	CA0079756007

Sincerely,

Computershare
Agent for Aeterna Zentaris Inc.